UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92335C106

1	NAME OF REPORTING PERSON

Fund 1 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,875,855
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,875,855
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO, HC

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CUSIP No. 92335C106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, without par value (the “Shares”), of Vera Bradley, Inc., an Indiana corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12420 Stonebridge Road, Roanoke, Indiana 46783.

Item 2.	Identity and Background.

(a)This Schedule 13D is filed by Fund 1 Investments, LLC (“Fund 1 Investments” or the “Reporting Person”), with respect to the Shares beneficially owned by it. The Shares reported herein are held for the benefit of private investment vehicles, including Pleasant Lake Onshore Feeder Fund, LP (“Pleasant Lake Feeder Fund” and collectively with the private investment vehicles, the “Funds”), for which Pleasant Lake Partners LLC (“PLP”) serves as investment adviser. Fund 1 Investments serves as managing member of PLP, and Jonathan Lennon serves as managing member of Fund 1 Investments.

(b)The principal business address of Fund 1 Investments is 100 Carr 115, Unit 1900, Rincon, Puerto Rico 00677.

(c)The principal business of Fund 1 Investments is serving as managing member of PLP.

(d)The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Fund 1 Investments is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,875,855 Shares beneficially owned by the Reporting Person is approximately $19,914,128, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

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CUSIP No. 92335C106

The Reporting Person intends to engage in discussions with the Issuer’s board of directors (the “Board”) and management team regarding operational and strategic opportunities for the Issuer to enhance stockholder value.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 29,487,786 Shares outstanding as of June 5, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 12, 2024.

(a)	As of the date hereof, Fund 1 Investments beneficially owned 2,875,855 Shares.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,875,855
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,875,855
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Fund 1 Investments on behalf of the Funds during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	The Funds have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
(e)	Not applicable.
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CUSIP No. 92335C106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has entered into certain cash-settled swap agreements with an unaffiliated third-party financial institution (the “Cash-Settled Swaps”). Collectively, the Cash-Settled Swaps held by the Reporting Person represent economic exposure to an aggregate of 1,032,592 notional Shares, representing approximately 3.5% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting person with economic results that are comparable to the economic results of ownership, but do not provide it with the power to vote or direct the voting, or dispose of or direct the disposition, of the Shares that are subject to the Cash-Settled Swaps.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. 92335C106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024

FUND 1 INVESTMENTS, LLC

By:	/s/ Benjamin C. Cable
	Name:	Benjamin C. Cable
	Title:	Chief Operating Officer

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CUSIP No. 92335C106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

(On Behalf of the Funds)

Sale of Common Stock	(18,440)	7.2542	05/08/2024
Sale of Common Stock	(20,261)	7.4173	05/10/2024
Sale of Common Stock	(27,498)	7.6667	05/14/2024
Sale of Common Stock	(38,018)	7.7439	05/15/2024
Sale of Common Stock	(31,708)	7.7787	05/16/2024
Purchase of Common Stock	10,000	7.7533	05/16/2024
Purchase of Common Stock	16,500	7.7975	05/17/2024
Purchase of Common Stock	10,000	7.8015	05/17/2024
Sale of Common Stock	(52,274)	7.7947	05/17/2024
Purchase of Common Stock	13,500	7.7648	05/20/2024
Sale of Common Stock	(42,575)	7.8454	05/20/2024
Sale of Common Stock	(8,539)	7.8572	05/20/2024
Sale of Common Stock	(61,454)	7.7610	05/21/2024
Purchase of Common Stock	4,000	7.7492	05/22/2024
Sale of Common Stock	(50,000)	7.7593	05/22/2024
Purchase of Common Stock	1,000	7.7330	05/23/2024
Purchase of Common Stock	6,000	7.8208	05/24/2024
Sale of Common Stock	(791)	7.9866	05/28/2024
Sale of Common Stock	(18,480)	7.9780	05/28/2024
Purchase of Common Stock	6,000	7.9562	05/28/2024
Purchase of Common Stock	13,000	7.8467	05/29/2024
Sale of Common Stock	(86,900)	7.8320	05/29/2024
Sale of Common Stock	(156,396)	7.9048	05/30/2024
Purchase of Common Stock	12,500	7.9145	05/30/2024
Purchase of Common Stock	36,500	8.1483	05/31/2024
Sale of Common Stock	(136,000)	8.0380	05/31/2024
Purchase of Common Stock	5,500	8.1632	06/03/2024
Sale of Common Stock	(21,526)	8.2208	06/03/2024
Purchase of Common Stock	23,000	7.9882	06/04/2024
Sale of Common Stock	(39,692)	8.0026	06/04/2024
Purchase of Common Stock	10,000	8.0116	06/05/2024
Sale of Common Stock	(55,429)	8.0023	06/05/2024
Purchase of Common Stock	5,000	7.9007	06/06/2024
Purchase of Common Stock	7,500	7.8798	06/06/2024
Sale of Common Stock	(40,370)	7.8772	06/06/2024
Sale of Common Stock	(83,600)	7.8674	06/07/2024
Purchase of Common Stock	25,000	7.8107	06/07/2024
Purchase of Common Stock	15,000	7.8834	06/10/2024
Sale of Common Stock	(1,268)	7.9649	06/10/2024
Sale of Common Stock	(76,833)	7.8761	06/10/2024
Purchase of Common Stock	15,000	7.7370	06/11/2024
Sale of Common Stock	(16,875)	7.7710	06/11/2024
Sale of Common Stock	(263,462)	7.7095	06/11/2024
Purchase of Common Stock	248,655	6.4432	06/12/2024
Purchase of Common Stock	10,000	6.3868	06/12/2024
Purchase of Common Stock	6,814	6.9156	06/12/2024
Purchase of Common Stock	3,146	6.8380	06/12/2024
Purchase of Common Stock	25,000	6.3992	06/12/2024
Purchase of Common Stock	84,500	6.2956	06/13/2024
Purchase of Common Stock	114,410	6.1765	06/14/2024
Purchase of Common Stock	346,000	6.0071	06/17/2024
Purchase of Common Stock	21,825	5.9000	06/17/2024
Purchase of Common Stock	13,035	6.2008	06/17/2024
Purchase of Common Stock	38,000	5.9878	06/18/2024